Exhibit 4

DESCRIPTION OF REGISTRANT'S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

The following is a summary of the common shares (the “Common Shares”) of Quipt Home Medical Corp. (the “Company,” “we,” “us,” or “our”) based upon the Company’s Notice of Articles (“Notice”) and Articles (“Articles”). The following summary is not complete and is subject to, and qualified in its entirety by reference to, our Notice and our Articles, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K to which this Exhibit 4 is attached and are incorporated by reference herein. We encourage you to read our Notice, our Articles and the applicable provisions of Canadian law for additional information.

General

As of September 30, 2024, the Company had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Shares. The Company is authorized to issue an unlimited number of Common Shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number of second preferred shares without par value.

All of the Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment by the Company nor are there any preemptive, conversion, exchange, redemption or retraction rights attaching to the Common Shares.

Common Shares

Voting Rights

All registered holders of our Common Shares are entitled to receive notice of any general or special meeting to be convened by the Company. At any general or special meeting, subject to the restrictions on joint registered owners of Common Shares, each holder of Common Shares is entitled to one vote per share of which it is the registered owner on all matters upon which holders of the Common Shares are entitled to vote and may exercise such votes either in person or by proxy. Otherwise, on a show of hands every Shareholder who is present in person and entitled to vote will have one vote, and on a poll every Shareholder has one vote for each Common Share of which it is the registered owner. Holders of our Common Shares do not have cumulative voting rights for election of directors. Subject to the Business Corporations Act (British Columbia) (“BCBCA”) and in particular those provisions relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution: (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued, and alter its Notice and Articles accordingly.

Dividend Rights

Holders of Common Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Company’s board of directors (the “Board”) may from time to time determine, subject to any preferential rights of the holders of any outstanding preferred shares.

Liquidation Rights

In the event of and voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of Common

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Shares will be entitled to share ratably in the Company’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.

Preemptive and Redemption Rights

Holders of Common Shares do not have any preemptive or redemption rights. The rights, preferences and privileges of the holders of our Common Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred shares that we may designate and issue in the future.

Preferred Shares

Our Board is authorized to issue from time to time an unlimited number of first preferred shares in one or more series and an unlimited number of second preferred shares in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, rights, privileges, restrictions and conditions attaching to the preferred shares. The first preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the first preferred shares of every other series and be entitled to preference over the second preferred shares of every other series and the Common Shares of the Company. The second preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the second preferred shares of every other series and be entitled to preference over the Common Shares of the Company. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of the Common Shares and the voting and other rights of the holders of Common Shares. At present, the Company has no plans to issue any preferred shares.

Anti-Takeover Provisions

The provisions of the BCBCA, our Notice, and our Articles could have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certain Takeover Bid Requirements

Unless such offer constitutes an exempt transaction, an offer made by a person (an “offeror”) to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.

In addition to those take-over bid requirements noted above, the acquisition of shares may trigger the application of additional statutory regimes including amongst others, the Investment Canada Act (Canada) and the Competition Act (Canada).

This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Actions Requiring a Special Majority

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Under the BCBCA, unless otherwise stated in the Articles, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing 66 2/3% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include amongst others, resolutions: (i) altering certain sections of the Articles; (ii) approving an amalgamation; (iii) approving a plan of arrangement; and (iv) providing for a sale of all or substantially all of our assets.

Articles and Notice Provisions

Our Articles and our Notice include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board size. The number of directors constituting our Board is permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a shareholder from gaining control of our Board by increasing the size of our Board and filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board but promotes continuity of management.
•	Advance notice requirements for director nominations. Our Articles provide advance notice procedures for shareholders seeking to nominate candidates for election as directors at our annual meeting of shareholders. Our Articles also specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
•	No cumulative voting. Our Articles do not provide for cumulative voting.
•	Issuance of preferred shares. Our Board has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued preferred shares would enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exchange Listing

The Company’s Common Shares are listed on the NASDAQ Capital Market and the Toronto Stock Exchange, both under the symbol “QIPT.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Shares is Computershare Investor Services Inc., located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3A8.1.

Other Canadian Laws Affecting U.S. Shareholders

Other than the matters discussed below under the heading “Tax Matters Applicable to Ownership of Our Common Shares”, there are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents of Canada.

There are no limitations specific to the rights of non-residents of Canada to hold or vote our Common Shares under the laws of British Columbia, the BCBCA, or in our Articles or Notice, other than those imposed by the Investment Canada Act (Canada) as discussed below.

Non-Canadian investors who acquire a controlling interest in us may be subject to the Investment Canada Act (Canada), which governs the basis on which non-Canadians may invest in Canadian businesses. Under the Investment Canada Act (Canada), the acquisition of a majority of the voting interests of an entity (or of a majority of the undivided ownership interests in the voting common shares of an entity that is a corporation) is deemed to be an acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting common shares of a

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corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of the voting common shares. The acquisition of less than one-third of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is deemed not to be acquisition of control of that corporation.

Tax Matters Applicable to Ownership of Our Common Shares

Holders Resident in the United States

The following portion of this summary is applicable to a holder of our Common Shares who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Tax Convention (1980), as amended (the “Treaty”), at all relevant times, is not resident or deemed to be resident in Canada, is a resident of the United States for the purposes of the Treaty and qualifies for the full benefits thereunder, and who does not use or hold (and is not deemed to use or hold) the Company’s common shares in connection with a business carried on in Canada (a “U.S. Resident Holder”). This part of the summary is not applicable to a U.S. Resident Holder that is an insurer that carries on an insurance business in Canada.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Company to a non-resident of Canada will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the holder is resident. Under the Treaty, the withholding tax rate in respect of a dividend paid to a U.S. Resident Holder that beneficially owns such dividends is generally reduced to 15%, unless the U.S. Resident Holder is a C Corporation shareholder which owns at least 10% of the voting shares of the Company at that time, in which case the withholding tax rate is reduced to 5%.

Disposition of Common Shares

A U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of our common shares, provided that the common shares are not “taxable Canadian property” for purposes of the Tax Act. Provided that the common shares are listed on a designated stock exchange at a particular time, the common shares generally will not constitute taxable Canadian property to a U.S. Resident Holder at that time unless, at any time during the 60 month period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of the Company’s capital stock were owned by any combination of (a) the U.S. Resident Holder, (b) persons with whom the U.S. Resident Holder did not deal at arm’s length, and (c) partnerships in which the U.S. Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the common shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of, or an interest in, any such property (whether or not the property exists), all for purposes of the Tax Act. A U.S. Resident Holder’s common shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

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